UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024 (Report No. 3)

Commission File Number: 001-36848

Check-Cap Ltd.

Check-Cap Building Abba Hushi Avenue

P.O Box 1271

Isfiya, 3009000, Mount Carmel, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Appointment of Interim Chief Executive Officer

On January 18, 2024, the Board of Directors (the “Board”) of Check-Cap Ltd. (the “Company”) approved that Mr. Alex Ovadia’s last day as CEO of the Company would be on April 17, 2024. Mr. Alex Ovadia has agreed to help the company through the transition.

On January 22, 2024, the Board approved the appointment of Mr. Idan Ben-Shitrit as the Interim Chief Executive Officer (the “Interim CEO”) of the Company. The Board and the Compensation Committee approved the terms of Mr. Ben-Shitrit’s compensation as Interim CEO until the next meeting of shareholders of the Company, in accordance with the Israeli Companies Law 5759-1999 and The Companies Regulations (Relief of Transactions with Interested Parties). Mr. Ben-Shitrit has served as a member of the Board since December 2023 and he will remain a member of the Board following his appointment as Interim CEO.

Set forth below is certain biographical information regarding the background and experience of Mr. Ben-Shitrit:

Mr. Ben-Shitrit, 50, has served since 2018 as a board member at multiple privately held companies and as a financial and wealth advisor. From 2020 until 2022, Mr. Ben Shitrit served as a manager at Zim Group Ltd and from 2018 until 2020 Mr. Ben Shitrit managed a hedge fund named Triton Capital. From 2016 to 2018, Mr. Ben Shitrit worked as an independent investment banker. From 2009 to 2016, he served as a portfolio and securities manager at Expert Nostro Co., Meitav Nostro, and Altris Nostro. In 2007 and 2008, Mr. Ben Shitrit served as an investment manager at Africa Israel Investment Ltd. and from 2005 to 2007, he served as a Department Senior Manager at Michael Davis Group. Prior to 2005, Mr. Ben Shitrit served as a trader at Harel Investment Company. Mr. Ben Shitrit has a Bachelor of Arts’ degree in Mathematics and Economics from Tel-Aviv University and a Master of Business Administration degree from Herzliya Reichman University.

In connection with Mr. Ben-Shitrit’s appointment as Interim CEO, the Company intends to enter into a consulting agreement. Except as otherwise disclosed herein or payments and awards made to Mr. Ben-Shitrit in his role as a member of the Board, Mr. Ben-Shitrit is not a party to any transactions that are disclosable under Item 404 of Regulation S-K.

Changes to the Board of Directors

On January 21, 2024, the Board appointed Mr. Paul Medeiros, 56, to serve as a director and as the Chairperson of the Board, to hold office until the next annual meeting of shareholders of the Company, or until earlier resignation of removal, to fill an existing vacancy of the Board, as set forth in the Article 42 of the Company’s Articles of Association.

Set forth below is certain biographical information regarding the background and experience of Mr. Medeiros:

Mr. Medeiros, 56, has served as a Managing Director of Consulting and Technical Services at NSF International from November 2015 until April 2022. Prior to, April 2022 he served as a Manager of Environmental Health at Wellington-Dufferin-Guelph Public Health in Ontario, Canada. Mr. Medeiros holds a master’s degree in food safety and quality assurance from the University of Guelph. Mr. Medeiros also has served on the Program Advisory Committees of Toronto Metropolitan University (Ryerson University) since 2014 and Conestoga College since 2016.

The Board concluded that Mr. Medeiros is qualified to serve as a director and is independent under the rules of the Nasdaq Stock Market LLC. Mr. Medeiros is not a party to any transactions that are disclosable under Item 404 of Regulation S-K.

On January 21, 2024, the Board appointed Mr. Graham Schmidt, 38, to serve as a director of the Company, to hold office until the next annual meeting of shareholders of the Company, or until earlier resignation of removal, to fill an existing vacancy of the Board, as set forth in Article 42 of the Company’s Articles of Association. On January 22, 2024, Mr. Schmidt, notified the Company of his resignation from his position as a member of the Board. Mr. Schmidt resignation letter is attached as Exhibit 99.1 to this form 6-K.

This Report of Foreign Private Issuer on Form 6-K (“Report”) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No.333-211065, 333-225789 and 333-262401) and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Resignation Letter of Mr. Graham Schmidt, dated January 22, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.

Date: January 24, 2024	By:	/s/ Idan Ben-Shitrit
	Name:	Idan Ben-Shitrit
	Title:	Interim Chief Executive Officer

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